February 10, 2010

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington D.C. 20549

Re:	Limited Brands, Inc.
Form 10-K
Filed March 27, 2009
File No. 001-08344

Dear Mr. Reynolds:

We are in receipt of your letter dated January 28, 2010, regarding Limited Brands, Inc.’s March 27, 2009, 10-K filing. Please be advised that, as you requested, we will file the missing exhibits with our next periodic report, and will file complete exhibits in all future filings, as applicable. Also, as you requested, we are hereby acknowledging the three (3) statements set forth on page 2 of the letter regarding staff comments.

Please do not hesitate to contact me if you have any questions.

Very truly yours,

/s/ Stuart B. Burgdoerfer

Stuart B. Burgdoerfer

Executive Vice President and Chief Financial Officer

cc:	Mr. Jay Williamson
Mr. Jim Lopez